June 15, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. Gordon Scott Venters
President, Chief Executive Officer and Acting Chief Financial
Officer
530 North Federal Highway
Fort Lauderdale, Florida 33301

Re:	Magic Media Networks, Inc.
	Form 10-KSB for the year ended October 31, 2005
	Form 10-QSB for the quarter ended January 31, 2006
	Commission file #: 000-30800

Dear Mr. Venters:

      We have reviewed your response letter dated June 2, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.
Please respond within ten (10) business days.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the year ended October 31, 2005

Notes to the Financial Statements

-Revenue Recognition

1. We have reviewed your response to our prior comment number 6. However, based on your response, we are still unclear as to why you believe your revenue recognition policy with respect to video clips and airtime revenues is appropriate and in accordance with the guidance outlined in paragraph 9 of EITF 00-21. In this regard, please address the following matters that are required to account for your production and airtime revenues as separate deliverables:

Please explain in further detail how you determined that there is objective and reliable evidence of the fair value of the undelivered item (i.e., air time revenue).

Please indicate if there is a general right of return relative to video clips and if so, explain how you determined that delivery of the undelivered item (i.e., air time) is probable and substantially controlled by the Company.

      Refer to the requirements outlined in paragraphs 9b and 9c of
EITF 00-21.

Note 7. Common Stock Options and Warrants

2. We note from your response to our prior comment 8 that the volatility assumption used in the Black-Scholes pricing model for options modified in 2005 was 60%. Please explain to us the reason the volatility factor was reduced from 100% in 2004 to 60% in 2005.

Note 9. Litigation

- Franco

3. We note from your response to our prior comment 9 that you have not recorded an accrual of any liability in connection with this litigation and you do not believe you have met the conditions in SFAS
No.5 to require an accrual of a contingent loss. In future filings, please include additional disclosure of this litigation such as provided in your response that you are vigorously defending the suit and believe that your defenses are meritorious. Also, your revised disclosure should explain why you have not established any accrual for potential losses that may be recognized in connection with this matter.


* * * * * * * * * * * * * * * * * * * * * * *



You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
Mr. Gordon Venters
Magic Media Networks, Inc.
June 15, 2006
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